                SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1  )*




                     SYNAGRO TECHNOLOGIES NEW       (sygr)
                   -----------------------------------------
                               (Name of Issuer)


                            Common Stock
                   -----------------------------------------
                     (Title of Class of Securities)

                                 871562203
                   -----------------------------------------
                             (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO. 871562203            13G        PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kennedy Capital Management, Inc.    Tax ID #43-1225960


2    CHECK THE APPROPRIATE BOX IF A MEMBER
      OF A GROUP*


                  (a) [      ]
                  (b) [  X ]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri Corporation

                   5    SOLE VOTING POWER

                                    1,103,700          14.80%


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                     None
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                          1,189,800           17.44%


                    8    SHARED DISPOSITIVE POWER

                         None


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON

             1,189,800 shares

          *Includes 469,100 shares which the reporting person has the right to acquire.


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT
       IN ROW 9

            17.44%


  12   TYPE OF REPORTING PERSON*

            IA

     *Includes 150,000 shares held for the AT&T Investment Management Corporation Long Term Investment Trust (ATIMCOLTIT) account, with respect to a portion of whose assets KCM acts as an Investment Advisor.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

          SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 10549

                   ---------------------------------

          SCHEDULE 13G UNDER THE SECURITIES

                     EXCHANGE ACT OF 1934

                  ---------------------------------



Item 1.    (a).  Name of Issuer:

                      SYNAGRO TECHNOLOGIES NEW

        (b).  Address of Issuer's Principal Executive
               Offices:

          1600 Stuebner Airline
          Suite 420
          Spring, TX  77379


Item 2.    (a).  Name of Person Filing:

                      Kennedy Capital Management, Inc.


               (b).  Address of Principal Business Office:

                10829 Olive Blvd.
                 St. Louis, MO  63141







                              Page 3 of 6 Pages

Item 2.  (c).    Citizenship:

                       Missouri Corporation


             (d).    Title of Class of Securities:

                      Common Stock

             (e).    CUSIP Number:

                      871562203

Item 3.        This statement is filed pursuant to Rule
             13D-1(B)(ii)(G). The entity filing is an Investment Adviser registered under section 203 of the Investment Advisers
             Act of 1940.


Item 4.            Ownership.


           (a).    Amount Beneficially Owned

                     1,189,800 shares

          *Includes 469,100 shares which the reporting person has the right to acquire.

           (b).    Percent of Class:

                     17.44%

           (c).    Number of Shares as to which such entity has:

              (i)  sole power to vote or to direct the
              vote 1,103,700 shares


              (ii)  shared power to vote or to direct
              the vote     None


              (iii)  sole power to dispose or to direct
              the disposition of 1,189,800 shares


              (iv)  shared power to dispose or to direct
               the disposition of      None





                              Page 4 of 6 Pages

Item 5.            If this statement is being filed to report
                 the fact that as of the date hereof the
                 reporting person has ceased to be the
                 beneficial owner of more than five
                 percent of the class of securities, check
                 the following. [    ]



Item 6.               Ownership of More Than Five Percent on
                 Behalf of Another Person:



Item 7.            Identification and Classification of
                Subsidiaries which Acquired the Security
                Being Reported on by the Parent Holding
                Company:



Item 8.            Identification and Classification of Members
                of the Group:



                              Page 5 of 6 Pages

Item 9.             Notice of Dissolution of Group:



Item 10.           Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


          Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








               By:  Gerald Kennedy
               ----------------------------
                   Title: President


Dated:  2/10/97

                             Page 6 of 6 Pages